Exhibit 6

KPMG LLP	Telephone	(416) 777-8500
Chartered Accountants	Fax	(416) 777-8818
Bay Adelaide Centre	Internet	www.kpmg.ca
333 Bay Street Suite 4600
Toronto ON M5H 2S5
Canada
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors of The Bank of Nova Scotia
We consent to the inclusion in this annual report on Form 40-F of The Bank of Nova Scotia (the “Bank”) of:
(i)	our auditors’ report dated December 8, 2009 on the Consolidated Balance Sheets of the Bank as at October 31, 2009 and 2008, and the Consolidated Statements of Income, Changes in Shareholders’ Equity, Comprehensive Income and Cash Flows for each of the years in the three-year period ended October 31, 2009;

(ii)	our Comments by Auditors for US Readers on Canada-US Reporting Differences, dated December 8, 2009; and

(iii)	our Report of Independent Registered Public Accounting Firm dated December 8, 2009 on the Bank’s internal control over financial reporting as of October 31, 2009 each of which is contained in this annual report on Form 40-F of the Bank for the fiscal year ended October 31, 2009.

/s/ KPMG LLP

Chartered Accountants, Licensed Public Accountants

Toronto, Canada
December 8, 2009
KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International, a Swiss cooperative.
KPMG Canada provides services to KPMG LLP.